WELSIS CORP.

Bulevar Mihajla Pupina 115

Belgrade, Serbia 11070

March 14, 2022

Sasha Parikh and Al Pavot

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Welsis Corp.

Amendment No. 2 to Registration Statement on Form S-1 Filed February 24, 2022

File No. 333-261614

Dear Sasha Parikh and Al Pavot:

In response to your letter dated March 11, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.3 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 13, 2021.

Amendment No. 2 to Form S-1 Filed February 24, 2022

Prospectus Summary, page 5

1. We note your response to prior comment 5. Please clarify how this agreement is considered a "freelance" agreement, yet seems to be a one-year contract. Additionally, please explain how the agreement has a non compete clause if the psychologists are considered "freelance." Furthermore, the agreements states: "Both the company and the service provider (psychologist) agree that the service provider will act as an independent freelance contractor in the performance of its duties under the agreement."

Response: We have clarified this section as follows:

According to the freelance agreement:

- The psychologists will be hired on a freelance, part-time and as-needed basis, until the party provides another at least thirty (30) days prior written notice of its intention not to renew.

- Psychologists shall not be permitted to use sub freelancers in the provision of services to the clients. They were hired specifically for these psychologists’ own skill set and may not outsource any work.

- Time devoted by service provider (psychologist): It is anticipated the service provider will perform services for company on an as needed basis. The particular amount of time may vary due to the cyclical nature of the company's business, the availability and proficiency of the service provider (psychologist).

- Our specialists will receive their payments for each session that consists of 50 minutes of consultation via a weekly direct deposit to their bank accounts.

- The agreement may be terminated by either party with or without cause and for any or no reason upon thirty (30) days written notice to the other party. This agreement may be terminated by either party for cause upon three (3) days written notice by the other party. Cause for termination includes, but is not limited to, violation of the confidentiality clause, any other material breach of the agreement or other reasons that may harm the company's business.

- Both the company and the service provider (psychologist) agree that the service provider will act as a freelance contractor in the performance of its duties under the agreement. This agreement shall not constitute or be construed as a partnership, employer-employee relationship, franchisee-franchisor relationship, joint venture or agency agreement between the parties. Service provider shall have the right to enter into agreements with other clients provided such agreements do not adversely impact service provider's performance under this agreement.

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ITEM 16. EXHIBITS

23.2 Consent of Independent Auditor, page II-2

2. Please have your auditors revise their consent filed as Exhibit 23.2 to correctly state the date of their audit report relating to the financial statements of Welsis Corp. as of September 30, 2021.

Response: Our auditors revised their consent filed as Exhibit 23.2.

You can direct any other further comments or questions directly to:

Danilo Vukadinovic

Telephone: +13855009709

Email: info@psychologist-24.com

/s/ Danilo Vukadinovic

Danilo Vukadinovic,

President, Chief Executive Officer, and Director

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